

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004973

February 15, 2005

Margaret M. Foran
Vice President – Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/2005

Re: Pfizer Inc.
Incoming letter dated December 22, 2004

Dear Ms. Foran:

This is in response to your letters dated December 22, 2004 and February 14, 2005 concerning the shareholder proposal submitted to Pfizer by the Laborers' Local Union and District Council Pension Fund. We also have received a letter from the proponent dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard H. Moreschi
Fund Administrator
Laborers' Local Union and District
Council Pension Fund
905 – 16th Street, N.W.
Washington, DC 20006-1765

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 22, 2004

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Local Union and District Council Pension Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer, Inc. (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from the Laborers' Local Union and District Council Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. Moreover, the Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based*

Compensation, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company and other public companies that are not small-business issuers to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

The Company's Chief Executive Officer has stated publicly that he has no objection to the Company expensing stock options, but has expressed concern that the companies that voluntarily chose to do so prior to the issuance of final guidance from FASB were applying inconsistent accounting methodologies. With the publication by FASB of the final rule, the Company must implement FASB Statement 123(R) by June 15, 2005. (The Company's fiscal year ends on December 31, 2004.) Thus, in accordance with FASB Statement 123(R) and the enumerated transition periods, the Company must recognize in the Company's annual income statement for fiscal year 2005 the costs of stock options and other share-based payments covered by FASB Statement 123(R).

Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has substantially implemented the Proposal, which asks that "the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." In this regard, we note that the Company's compliance with FASB Statement 123(R), results in expensing of all covered share payments, not just stock options, a result broader than the Proposal. Moreover, despite the fact that the Proponent requests that the Board adopt a policy to expense stock options, the requirement that the Company expense stock options derives from FASB Statement 123(R) and, therefore, requires no action by the Board.

The Proposal and the adoption of FASB Statement 123(R) are similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. *See, e.g., Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information); *The Coca-Cola Company* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was moot because of a federal statute prohibiting new investment). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (relying on FASB's Exposure Draft).

In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran, Esq.

Attachment

cc: Local Union and District Council Pension Fund

70304837_1.DOC

EXHIBIT A

Cc: K. Ulrich



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

RECEIVED
NOV 15 2004
Kathleen M. Ulrich

fax transmittal

Date: November 12, 2004

To: Margaret M. Foran, Vice President-Corporate Governance
Pfizer, Inc.

Fax #: 212-573-1853

From: RICHARD H. MORESCHI

Pages: 5, including cover sheet

COMMENTS: Attached is a Shareholder Proposal being submitted on behalf of the Laborers' Local Union and District Council Pension Fund.



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

Via overnight Saturday delivery

November 12, 2004

Margaret M. Foran
Vice President-Corporate Governance
and Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

Re: Shareholder Proposal

Dear Ms. Foran:

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 90,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Richard Moreschi
Fund Administrator

cc: Richard Metcalf
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Pfizer, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this reform.



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721



January 25, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Pfizer Inc.'s Request for No-Action Advice Concerning the Laborers' Local Union and District Council Pension Fund Shareholder Proposal

Dear Sir or Madam:

The Laborers' Local Union and District Council Pension Fund (the "Fund") hereby submits this letter in reply to Pfizer Inc.'s ("Pfizer" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has already substantially implemented the proposal. The Company contends that, as a result of the Financial Accounting Standards Board (FASB) releasing FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") on December 16, 2004, the Company will be required to begin expensing stock options as of the first interim or annual reporting period that begins after June 15, 2005.

Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date. The cases cited by the Company in its request for concurrence from the staff of the Division of Corporation Finance ("Staff") merely support the proposition that substantial implementation – not future implementation -- may justify omission of a proposal. The burden of persuasion is on the Company to show that it has substantially implemented the Proposal, and it has failed to meet its burden. Stating – or implying – that it is going to begin expensing options later this year if required to do so by FASB is quite different from proving that it has substantially implemented the Proposal.

The Securities and Exchange Commission or Congressional Action May Delay or Stop Implementation of FASB Statement 123(R)'s Stock Option Expensing Requirement

The issue of stock option expensing has attracted a tremendous amount of attention from investors, issuers, legislators, accounting standards experts, regulators, and the media for over a decade. Until FASB's December 16, 2004 release of Statement 123 (R), the efforts of those opposed to stock option expensing had been successful. The failure of those efforts to stop FASB's issuance of Statement 123 (R) has not ended those efforts. The Company's Request for No-Action Relief makes no mention of the efforts of hundreds of politicians, corporations, trade associations, and lobbyists that have in recent months endeavored to block a FASB expensing rule, nor does it note that those efforts are continuing and may very well succeed. The new goal of those opposed to an expensing rule is to block the effective date of Statement 123 (R)'s option expensing requirement through legislative or regulatory relief. Evidence of a coming legislative fight is clear:

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *The Washington Post*, Dec. 17, 2004. "Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June. . . The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups. . .") (copy attached)

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *Washington Post, Dec. 17, 2004.* Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months. Despite FASB's action, 'that still leaves wide open both Congress and the SEC,' Peck said in an interview.

- "Options to count as expenses; Tech sector blasts change in rules," *Chicago Tribune,* Dec. 17, 2004. "But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them. On Thursday, they vowed to continue the fight in Washington. 'FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one,' Palafoutas said, promising to 'aggressively lobby' Congress to overturn the proposal. . . . Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s." (copy attached). (We note that Mr. Palafoutas is the senior vice-president of AeA, a technology trade association leading the fight against option expensing.)

- "Reid May Lead on Stock Options," (Tech Central Station), (copy attached).

- Pelosi Statement on FASB Stock Options Decision – Thursday December 16, 2004, (copy attached).

- "Stock Options Fight Rage On," *The Deal*, Jan, 18, 2005. "The ink is barely dry on new rules governing the treatment of employee stock options and already opponents are preparing to lobby the new Congress with an eye towards derailing them. 'Since [the Financial Accounting Standards Board] is moving ahead with its fundamentally flawed proposal, we will continue to aggressively lobby the U.S. House and Senate to seek an appropriate legislative solution in the 109th Congress,' said John Palafoutas, senior vice president of domestic policy for the AeA, a Washington-based technology trade association. . . . Yet the rule doesn't take effect until June 15, giving opponents time to mount their campaigns in Congress and at the Securities and Exchange Commission, both of which could override it. . . . 'There's a huge number of members whose interest [in blocking the stock option rule] is not going to cease,' said Jeff Peck, chief lobbyist at the International Employee Stock Option Coalition, a Washington-based advocacy firm. House Minority Leader Nancy Pelosi, D-Calif., called FASB's action regrettable and said that if the SEC didn't force the accounting board to rethink its rule, Congress might get involved 'through oversight, legislation or both.'. . . . But that could change with the 109th Congress since several newly elected Republicans are said to support diluting the expensing rule. 'Our ranks have been substantially increased by incoming Republican senators like Richard Burr [R-N.C.], Jim DeMint [R-S.C.] and David Vitter [R-La.],' Pech said. 'In fact, incoming Minority Leader Harry Reid of Nevada is a co-sponsor of the Enzi bill, and staunch expensing proponent Sen. Peter Fitzgerald [R-Ill.] has retired.'" (copy attached)

It would be the worst possible result for the Company to be allowed to omit the Proposal on Rule 14a-8(i)(10) substantial implementation grounds on the basis of an accounting rule with a future expensing obligation, when the rule and the expensing obligation may be blocked or delayed well into the future. The SEC has ruled that shareholders should be allowed to vote on option expensing shareholder proposals (see *National Semiconductor*, Dec. 6, 2002), and the possibility that the Company may be required to begin expensing stock options in the future does not justify denying shareholders an opportunity to vote on this important issue.

In conclusion, we would note that the Company has the ability to resolve this matter by stating with no qualifications that it is going to begin expensing stock options regardless of the outcome of efforts to block FASB Statement 123 (R) from going into effect. In other words, the Company could implement the Proposal. It chooses not to do so and thus is not entitled to relief under Rule 14a-8(i)(10). We respectfully submit that the Company has failed to satisfy its burden of persuasion and that the Staff should not concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10).

Sincerely,



Richard H. Moreschi
Fund Administrator

Attachments

cc: Margaret M. Foran, Esq.

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



February 14, 2005

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Pfizer, Inc.*
Supplemental Letter Regarding Shareholder Proposal of
Local Union and District Council Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 22, 2005, I submitted a letter on behalf of Pfizer, Inc. (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders a stockholder proposal (the "Proposal") submitted by the Laborers' Local Union and District Council Pension Fund. My letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated my belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

I write to supplementally respond to correspondence dated January 25, 2005, from the Proponent regarding the Initial Letter (the "Proponent's Response"). The Company disagrees with the Proponent's assertion that the Company has not substantially implemented the Proposal under Rule 14a-8(i)(10) even though the Company is required to expense stock options in its fiscal 2005 "annual income statement" in accordance with FASB Statement 123(R).

The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proponent's Response asserts that "Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date." We believe that this assertion is inconsistent with numerous Staff precedent concurring that a shareholder proposal is substantially implemented within the meaning of Rule 14a-8(i)(10) when the company need not take any further action to effect the proposal, even though the goal of the proposal will not take effect until the future. *See e.g., Electronic Data Systems Corporation* (avail. Jan. 24, 2005) (concurring that a proposal requesting the board to take all necessary action to eliminate supermajority voting provisions was moot where the company represented that shareholders would be asked at the upcoming meeting to approve amendments to the company's governing documents to eliminate supermajority voting requirements); *Borders Group* (avail. Jan. 31, 2005) (proposal requesting the board to seek shareholder approval for future "golden parachutes" with senior executives that provide a certain level of benefits was substantially implemented by a policy undertaking to submit any such future agreements to a shareholder vote); *Energy East Corp.* (avail. Mar. 1, 2004) (proposal requesting that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election was moot where the company adopted a resolution that required shareholder approval for any future poison pill adoption and for any future resolution action diluting or removing the effect of the board's resolution); *Corning Natural Gas Corp.* (avail. Feb. 16, 1983) (concurring that a proposal asking the board to ensure that the representative of the company's independent auditors, if any, answer questions from shareholders was moot where a representative of the auditors intended to attend the upcoming meeting, and the proxy statement would discuss the representative's availability to answer questions at the meeting).

In this case, the Proposal itself seeks to affect the Company's future financial statements, namely by seeking an accounting policy of expensing future stock options in the Company's "annual income statement." It is the Company's policy (and required under the federal securities laws) that its interim and annual financial statements be prepared in accordance with GAAP. As a result of FASB's adoption of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"), GAAP will require the Company's next annual income statement to reflect an expense for all future stock options.[1] Moreover, even though FASB Statement 123(R) does not require the Company to commence expensing options until its first

---

[1] As noted in the Initial Letter, FASB Statement 123(R) will also require the Company to record an expense for options that were previously granted but are not yet vested and will require an expense to be recorded for interim periods even before the Company issues its annual income statement.

interim reporting period that begins after June 15, 2005, implementation on this timeline is consistent with the future action requested by the Proposal. Thus, at this moment in time, the Company need not take any further action with respect to the Proposal in order to implement the Proposal.

The fact that the Company's accounting policy change is being effected as a result of a change in GAAP does not prevent the Proposal from being excludable under Rule 14a-8(i)(10). The Commission has specifically stated that a proposal may be rendered moot due to "matters outside the company's control, such as legislative developments, court decisions, business changes, and supervening corporate events." Exchange Act Release No. 12,598, 9 SEC Dkt. 1030, 1035 (1976). For these reasons, we believe that the Proposal may properly be omitted under Rule 14a-8(i)(10) as substantially implemented.

The Proponent's Response also asserts that action by the Commission or Congress may delay or prevent implementation of FASB Statement 123(R). These types of assertions are purely speculative and, we believe, do not provide a proper basis for asserting that a company has failed to substantially implement a proposal for purposes of Rule 14a-8(i)(10). We do not know of any instance in which the Staff, in considering whether a company could demonstrate that it had substantially implemented a proposal through disclosures made under existing laws or rules, has required the company to address how it would respond if the laws or rules were changed. For example, in *Eastman Kodak Co.* (avail. Feb. 1, 1991), the Staff concurred that under the predecessor to Rule 14a-8(i)(10) the company could exclude a proposal that requested it to disclose certain environmental compliance information. The basis for the company's argument that it had substantially implemented the proposal was the company's representation that it complied fully with Item 103 of Regulation S-K, which required disclosure of information substantially similar to that requested under the proposal. The Staff did not in that case require the company to represent as to how it would react if the Commission or Congress were to change Item 103 disclosure requirements. Moreover, we believe the argument in the Proponent's Response ignores the fact, as noted above, that the Commission has stated a proposal may be substantially implemented as a result of developments outside the company's control. In effect, the Proponent's Response is only questioning the means by which the Proposal has been substantially implemented, not whether in fact the Proposal is substantially implemented. The finalization and adoption of FASB Statement 123(R) is precisely the type of development contemplated by the Commission in Exchange Act Release No. 12,598 and, as such, we believe the Proposal is properly excludable under Rule 14a-8(i)(10).

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran, Esq.

Enclosure

cc: Local Union and District Council Pension Fund

70309462_2.DOC

EXHIBIT A

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853



Margaret M. Foran
Vice President - Corporate Governance
and Secretary


SEC MAIL
RECEIVED
PROCESSING
DEC 22 2004
WASH. D.C.
183
SECTION

December 22, 2004

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Local Union and District Council Pension Fund Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer, Inc. (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from the Laborers' Local Union and District Council Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. Moreover, the Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based*

Compensation, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company and other public companies that are not small-business issuers to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

The Company's Chief Executive Officer has stated publicly that he has no objection to the Company expensing stock options, but has expressed concern that the companies that voluntarily chose to do so prior to the issuance of final guidance from FASB were applying inconsistent accounting methodologies. With the publication by FASB of the final rule, the Company must implement FASB Statement 123(R) by June 15, 2005. (The Company's fiscal year ends on December 31, 2004.) Thus, in accordance with FASB Statement 123(R) and the enumerated transition periods, the Company must recognize in the Company's annual income statement for fiscal year 2005 the costs of stock options and other share-based payments covered by FASB Statement 123(R).

Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has substantially implemented the Proposal, which asks that "the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." In this regard, we note that the Company's compliance with FASB Statement 123(R), results in expensing of all covered share payments, not just stock options, a result broader than the Proposal. Moreover, despite the fact that the Proponent requests that the Board adopt a policy to expense stock options, the requirement that the Company expense stock options derives from FASB Statement 123(R) and, therefore, requires no action by the Board.

The Proposal and the adoption of FASB Statement 123(R) are similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. *See, e.g., Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information); *The Coca-Cola Company* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was moot because of a federal statute prohibiting new investment). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (relying on FASB's Exposure Draft).

In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran, Esq.

Attachment

cc: Local Union and District Council Pension Fund

70304837_1.DOC

EXHIBIT A

cc: K. Ulrich



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

fax transmittal

Date: November 12, 2004

To: Margaret M. Foran, Vice President-Corporate Governance
Pfizer, Inc.

Fax #: 212-573-1853

From: RICHARD H. MORESCHI

Pages: 5, including cover sheet

COMMENTS: Attached is a Shareholder Proposal being submitted on behalf of the Laborers' Local Union and District Council Pension Fund.



LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-5840 OR
(202) 737-1664
FAX: (202) 347-0721

Via overnight Saturday delivery

November 12, 2004

Margaret M. Foran
Vice President-Corporate Governance
and Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

Re: Shareholder Proposal

Dear Ms. Foran:

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 90,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Richard Moreschi
Fund Administrator

cc: Richard Metcalf
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Pfizer, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor